UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Universal Business Payment Solutions Acquisition Corporation
(Name of Issuer)

Common Stock ($0.001 par value per share)
(Title of Class of Securities)

913384103
(CUSIP Number of Class of Security)

John D. Norberg
Wellington Management Company, LLP
280 Congress Street
Boston, Massachusetts 02210
(617) 790-7741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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1	NAME OF REPORTING PERSON Wellington Management Company, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,150,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,150,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON IA

(1) Based on 11,519,094 shares of common stock issued and outstanding as of December 28, 2012, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013.

CUSIP No. 913384103	SCHEDULE 13D/A	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 1 (this "Amendment") amends Items 3, 4 and 5 of the Schedule 13D filed on December 17, 2012 (the "Original Schedule 13D" and together with Amendment No. 1, the "Schedule 13D"), by Wellington Management Company, LLP with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Universal Business Payment Solutions Acquisition Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

As further described in Items 4 and 5 of this Schedule 13D, on December 28, 2012, Clients of the Reporting Person received additional shares of Common Stock upon conversion of outstanding warrants of the Company. Wellington Management may be deemed to beneficially own the shares of the Common Stock that are held by its Clients.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On December 28, 2012, the Company's shareholders approved the Transaction and the Company consummated the Transaction. As a result of the consummation of the Transaction, (i) the Options were issued to the Clients pursuant to the terms of the Option Issuance Agreements and (ii) all outstanding warrants of the Company were converted into shares of Common Stock, with each warrant converting into 0.1333 shares of Common Stock.

Items 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (d) are hereby amended and restated as follows:

(a) and (b) As of the date hereof, Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,150,428 shares of Common Stock held by its investment advisory clients. Such shares represent 9.99% of the issued and outstanding shares of Common Stock of the Company as of December 28, 2012, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013. The foregoing excludes 386,811 shares of Common Stock issuable upon exercise of the Options held by the Clients because each of the Options provides that the holder thereof does not have the right to exercise the Option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the Common Stock. Without such provision, the Reporting Person would be deemed to beneficially own 1,537,239 shares of Common Stock.

(c) In connection with the consummation of the Transaction described in Item 4 of this Schedule 13D, the Clients received (i) Options to purchase an aggregate of 386,811 shares of Common Stock pursuant to the Option Issuance Agreements between each Client and the

CUSIP No. 913384103	SCHEDULE 13D/A	Page 4 of 5

Grantors as described in Item 4 of this Schedule 13D and (ii) an aggregate of 44,428 shares of Common Stock upon conversion of outstanding warrants held by the Clients.

On January 3, 2013, the Clients sold an aggregate of 17,000 shares of Common Stock at $3.20 per share in the open market.

(d) The Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock. One Client, Wolf Creek Partners, L.P., a Delaware limited partnership ("Wolf Creek"), is known by the Reporting Person to have such right or power with respect to more than five percent of this class of securities. Wolf Creek is filing a separate Schedule 13D relating to its shares of Common Stock.

CUSIP No. 913384103	SCHEDULE 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ John D. Norberg
        Name: John D. Norberg
        Title: Vice President